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**UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549**

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934**

For the month of: March, 2003
Commission File Number: 000-49946

Alamos Gold Inc.
(Translation of registrant's name into English)

**Suite 1400 – 400 Burrard Street
Vancouver, British Columbia, Canada V7X 1A6**
(Address of principal executive offices)

Alamos Minerals Ltd.
(Former Name or Former Address, if Changed Since Last Report)

1. Report Under Part 4 of National Instrument 62-103, March 4, 2003
2. Notice pursuant to Part 8 of National Policy 51, April 2, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..XXX....... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..XXX...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
_____

REPORT UNDER PART 4
Of
NATIONAL INSTRUMENT 62-103

1. **Name and address of eligible institutional investor:**

Sprott Asset Management Inc. (the "Offeror")
200 Bay Street, Suite 3450
Royal Bank Plaza, South Tower
Toronto, Ontario
M5J 2J2

2. **The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:**

This is the initial report filed by the Offeror under Part 4 of NI 62-103 in respect of Alamos Gold Inc. (the "Issuer").

3. **The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:**

As at February 28, 2003 the Offeror exercises control or direction, on behalf of accounts fully managed by it, over 2,255,870 common shares (the "Common Shares") of the Issuer and 3,400,000 warrants (the "Warrants") which are exercisable for 3,400,000 Common Shares. Based on the number of currently issued and outstanding Common Shares (as reported by the Issuer) and assuming the exercise of the Warrants the Offeror exercises control or direction over 15.4% of the issued and outstanding Common Shares.

4. **The designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 3 over which:**

(a) **the eligible institutional investor, either alone or together with any joint actors, has ownership and control:**

The Offeror does not itself own any Common Shares. The only persons with whom the Offeror may be deemed by the *Securities Act* (Ontario) to be acting jointly and in concert with would be included in the list of managed accounts referred to below.

(b) **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actors:**

None.

(c) **the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

The Offeror exercises control or direction over all of the Common Shares referred to above in its capacity as portfolio manager of managed accounts.

5. **The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

The securities described herein are being held for investment purposes. Depending on market and other conditions, the Offeror may from time to time in the future increase or decrease its ownership, control or direction over the Common Shares or other securities of the Issuer, through market transactions, private agreements or otherwise.

6. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

None.

7. **The names of any joint actors in connection with the disclosure required by this report:**

The managed accounts of the Offeror holding Common Shares include: Sprott Canadian Equity Fund, Sprott Gold and Precious Minerals Fund, Sprott Hedge Fund L.P., Sprott Hedge Fund L.P. II, Sprott Offshore Fund, Ltd., iPerform Strategic Partners Hedge Fund and the Sprott Managed Accounts.

8. **If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:**

Not applicable.

9. **A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:**

The Offeror is eligible to file reports under Part 4 of NI 62-103 in respect of the Issuer. The filing of this report is not an admission that an entity named in the report owns or controls any described securities or is a joint actor with another named entity.

Dated this 4th day of March, 2003.

SPROTT ASSET MANAGEMENT INC.
By: "Neal Nenadovic"
Neal Nenadovic
Chief Financial Officer

ALAMOS GOLD INC.
Notice pursuant to Part 8 of National Policy 51

1. *Names of the Parties to the Transaction:* Alamos Minerals Ltd. ("Alamos") and National Gold Corporation ("National Gold") amalgamated pursuant to the provisions of the *Company Act* (British Columbia) (the "Amalgamation").

2. *Effective Date of the Transaction:* February 21, 2003

3. *Approvals required to effect the transaction and the date or dates on which each approval was received by the Parties to the transaction:*

• National Gold shareholders approved the Amalgamation by way of special resolution at a special meeting of National Gold shareholders held on January 24, 2003;

• Alamos' shareholders approved the Amalgamation by way of a special resolution at the extraordinary general meeting of Alamos shareholders held on January 24, 2003;

• The Supreme Court of British Columbia approved the Amalgamation on February 4, 2003;

• The TSX Venture Exchange approved the Amalgamation on February 21, 2003; and

• The British Columbia Registrar of Companies issued a certificate of amalgamation on February 21, 2003.

4. *Date of last financial year end prior to the Effective Date for each party:*

Alamos – December 31, 2002
National Gold – December 31, 2002

5. *The method of accounting for the transaction and, where appropriate, the entity that is identified as being the acquirer for accounting purposes;*

The transaction, pursuant to which Alamos has amalgamated with National Gold, is considered for accounting purposes to be an acquisition of National Gold by Alamos, and Alamos' assets are recorded at their historical value, as the former shareholders of Alamos owned approximately 60% of the combined entity upon completion of the Amalgamation.

6. *With respect to the continuing Filing Issuer:*

(a) *the date of its first financial year end subsequent to the transaction:* December 31, 2003

(b) *the periods, including the comparative reporting periods, if any to be covered in the interim and annual financial statements to be filed for the continuing Filing Issuer's first financial year subsequent to the transaction.*

Alamos Minerals Ltd. – year ended December 31, 2002, compared to the year ended December 31, 2001;

National Gold Corporation – year ended December 31, 2002, compared to the year ended December 31, 2001;

Alamos Gold Inc. –
First quarter ended March 31, 2003, compared to the first quarter ended March 31, 2002;

Second quarter ended June 30, 2003, compared to the second quarter ended June 30, 2002;

Third quarter ended September 30, 2003, compared to the third quarter ended September 30, 2002; and

Fourth quarter ended December 31, 2003, compared to the fourth quarter ended December 31, 2002.

Dated: March 31, 2003
"Signed"

_____
Nerio Cervantes, Controller

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.
(Registrant)

April 14, 2003   By: /s/ Nerio Cervantes, Account and Administration Manager
Date